INVEST IN **TIN TOP PRODUCTIONS LLC**

A PG13 Modern western drama tv series with a movie feel meant to save the western way of life


A PG-13 MODERN WESTERN DRAMA
TELEVISION SERIES
TIN TOP

horsepro.tv Henrietta, TX

Entertainment Film Media

Highlights

1. A rare western drama that is written, produced & acted in by real horsemen, horsewomen and veterans.
2. Tin Top & HORSE Pro TV have an existing social media following over 300,000 and growing rapidly
3. Western lifestyle market is $50B+, proven by Yellowstone's record-breaking success
4. Guaranteed distribution through HORSEpro TV's existing streaming platform
5. Shot on real ranches with real working cowboys and livestock, bringing unmatched realism to TV.

Featured Investor



Michael Chad Gilliardi
Syndicate Lead

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Invested $10,000

"Dusty and Shaina have shown me that they have what it takes to bring Tin Top to a new level of entertainment. Their work ethic and dedication are second to none. They give others, including myself, the drive to push forward and fight for the life we love and have grown accustomed to. They are working relentlessly around the clock to build something that I believe will be a milestone in saving the western way of life. Join us in saving what is a right given to us by God... Freedom!"

Team



Shaina Zollman CEO of Horse Pro LLC and Tin Top Productions LLC/Producer of Tin Top

Queen of the nation's premiere rodeo, Pendleton Round Up. Voted by the cowboys as the nation's top large outdoor rodeo in the world. Awarded as one of Cowgirl Magazine's 30 under 30 women in the western industry.



Dusty Whitford Writer and Director

Husband to world's best wife. Beating homelessness. Trying out and making my first professional pre season roster at age 42 in the sport of hockey. Keeping a full head of hair in my 40s.

Our Story

When my husband's son is his age, he is not going to get to ride across the land that we currently enjoy and are stewards of. Corporations will own all you see. Tin Top is our way of showing the rest of the world why the cowboy, cowgirl and the western way of life are worth saving.

We have private distribution by owning our own streaming service with a social media following of over 300,000 and growing rapidly. HORSE Pro TV will be the initial streaming service with one episode release a week followed by Amazon Prime and with recent announcements by YouTube, hopefully YouTube TV, the world's largest TV provider.

Tin Top has been over a four-year process of learning. It is a series written, acted in and produced entirely by horse industry members and veterans. Real people filmed

exactly like the Friday Night Lights TV series from 2006-2011. This series covers very realistic topics with both corporate and government whistleblowers contributing to the plot. Nothing is dramatized for television.

PLOT

Tin Top follows two marines home from Afghanistan. They make their way to the ranch of their fallen teammate after the Abbey Gate suicide bombing at the Kabul International Airport during the drawdown. (Members of the military that witnessed that event are directly contributing to its realness.)

They come home to find a ranch and family under siege from corrupt government ag agencies and the corporations that control them.

From rodeo, cutting horses and ranching to direct corporate and government threats Tin Top addresses every threat facing the western way of life's existence.


A PG-13 MODERN WESTERN DRAMA
TELEVISION SERIES
TIN
TOP
AFTER THE DEATH OF THEIR TEAMMATE, TWO MARINES RETURN TO HIS FAMILY'S STRUGGLING TEXAS RANCH, ONLY TO UNCOVER A WEB OF LAND CORRUPTION, PERSONAL TRAUMA, AND REDEMPTION IN A MODERN WEST THAT'S FORGOTTEN ITS ROOTS

PRODUCTION

The bar has been raised. Not one professional actor is included in this series. We are all in acting school. Every single person involved has committed to the same expectation. We expect a Yellowstone level production and Friday Night Lights level of performance at 1/1000th the budget. And we believe we will succeed. Production begins September at our new ranch in Henrietta, TX and filmed at supporting locations throughout the small town.

"Tin Top" comes from the road in Weatherford that used to be home to many cutting and cow horse trainers. Now, housing developments have taken over the landscape of the cutting horse capital of the world.

FINANCIALS

Tin Top will air on already selected distribution channels at a download price of $3.99 per episode with a full 8 episode season download price of $19.99.

Because of our unique Friday Night Lights style of production, we have a dramatically reduced production budget along with all crew members reducing rates due to the "passion project" nature of Tin Top. Everyone believes deeply in the message.

Investors are paid back the first 120% of all revenue and then based on the percentage of their investment vs total budget 50% of the profit for the lifetime of Tin Top.

Example: $5,000 investment in a $500,000 budget is 1% of the budget. Investor will receive 1% of 50% of the profit for the lifetime of Tin Top.

PERSONAL LIFE

My husband trains cutting horses in Henrietta, Texas. He had a tough first 30 years. The military, divorce and homelessness. But through never ending quit he outworked his circumstance. He met me when he was homeless living in his truck at the truck stop training horses. I would drive my Jeep Cherokee two hours to Ellensburg, Washington on the weekends to fold down my seats so he could stretch his legs fully two nights a week to sleep. He writes from personal experience.

I grew up in Pendleton and Bend, Oregon and like most girls in Pendleton dreamed of becoming queen of the most prestigious rodeo in the world, Pendleton Round Up. I was honored to achieve that dream and have never looked back. I'm the facilitator to all of my husband's wild, never-ending dreams, the ying to his yang.

INVESTING

Investing in Tin Top is like no other film project out there. All investors must speak directly to us. We want you to hear our story, from us. We are cowboys. We still exist on relationships first, contracts second. When making a pledge and then investment in Tin Top please email horseprotv@gmail.com to set up your 15 minute call with us. We aren't asking for just your money. First and foremost we're asking for your heart. Preserving one more generation of western life must be your first priority as much as it is ours. It's this unique love that we believe will turn Tin Top into the next great drama for television for the next decade.

Please also visit our YouTube link for additional proof of concept footage.


SCRIPT SYNOPSIS



Season one of Tin Top follows two marines, Sawyer and Shane as they adjust to civilian life and its share of struggles. They're introduced to the Dorman Ranch. A traditional cattle ranch in North Texas struggling for solvency against federal and corporate threats.

Desert Storm veteran and ranch patriarch Wallace (Tooter) Dorman must adapt to modern ranching and lead what's left of his family after the loss of his wife to cancer and son in Afghanistan.

Amid these external pressures, the family grapples with its internal turmoil, fractured relationships, and conflicting ambitions.



TIN TOP

"This was a really thought-provoking and urgent read that brought to mind the likes of "Outer Range," "Yellowstone" and "Longmire." There's a scope to this that deserves to be commended, and it seems like the script is actually trying to say something about the world. There's action, drama, moments of levity, hints of romance, unique characters, and a tone that can become something really engaging and entertaining."

— Staff Writer at Paramount Pictures



MUSICAL SCORE

Music plays an integral role in the mood creation process. Influenced by singers like Zach Bryan, Dylan Gossett, Sam Barber and Max Alan; Tin Top features many great artists.

- Max Alan
- Will Worden
- Riley Evyn
- Chealsea Cunningham
- Caleb Rylee



A WORD FROM THE WRITER

Tin Top is our way of showcasing how America's ranches embody the resilience, values, and connection to the land that could address many of society's challenges. Drawing deeply from my own life experiences, I've poured my heart into writing a story that's as personal as it is universal. Each character reflects a piece of my own journey, with their struggles and triumphs mirroring my own path. At its core, the story is a profound exploration of self-discovery and redemption, woven with moments of tenderness, vulnerability, and the enduring strength of the human spirit.